Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated balance sheet as of September 30, 2012 and the unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2011 and the nine months ended September 30, 2012 give effect to (i) the contribution by Endesa Spain to Enersis of all the shares of Cono Sur, which would hold the investments in the Portfolio Companies, in exchange for additional shares of Enersis to be issued to Endesa Spain and (2) the subscription by other shareholders for additional shares of Enersis in the Capital Increase for cash. The pro forma information is based on the historical financial statements of Enersis after giving effect to the transactions and applying the estimates, assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed consolidated financial information and present the pro forma information assuming the transaction is consummated at a value for the In-Kind Contribution of Ch$1,724,400 million (approximately US$3,640 million based on the exchange rate as of September 30, 2012, of Ch$473.77 per U.S. dollar), as approved at the Extraordinary Shareholders Meeting (“ESM”) held on December 20, 2012.

For pro forma purposes, the unaudited pro forma condensed consolidated balance sheet of Enersis as of September 30, 2012 is presented as if the transaction had occurred on September 30, 2012. The unaudited pro forma condensed consolidated statement of income of Enersis for the year ended December 31, 2011 and the unaudited pro forma condensed consolidated statement of income of Enersis for the nine months ended September 30, 2012, in each case, are presented as if the transaction had occurred on January 1, 2011.

The unaudited pro forma condensed consolidated financial information has been prepared by Enersis management for illustrative purposes and is not intended to represent the condensed consolidated financial position or condensed consolidated results of operations in future periods or what the results actually would have been had Enersis completed the proposed Capital Increase during the specified periods. The unaudited pro forma condensed consolidated financial information and accompanying notes should be read in conjunction with the following information: (1) the historical audited consolidated financial statements of Enersis for the year ended December 31, 2011 and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2011, as amended (the “2011 Form 20-F”), (2) the historical unaudited condensed consolidated financial statements of Enersis for the nine months ended September 30, 2012, included as Exhibit 99.1 to this Report on Form 6-K, and (3) “Item 5. Operating and Financial Review and Prospects” included in the 2011 Form 20-F.

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UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2012

(In thousands of Chilean pesos)	Enersis Historical	Adjustments for Subscription for Shares	Adjustments for Consolidation of Unconsolidated Subsidiaries and Associates	Adjustments for Additional Interests in Consolidated Subsidiaries	Adjustments for Intercompany Eliminations from Unconsolidated Subsidiaries	Pro Forma Consolidated	Pro Forma Consolidated
		(1)	(2)	(3)	(4)		(5)
	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Million US$)
ASSETS

CURRENT ASSETS

Cash and cash equivalents	782,662,802	1,119,997,889	29,461,292	-	-	1,932,121,983	4,078
Other current financial assets	1,476,171	-	-	-	-	1,476,171	3
Other current non-financial assets	100,539,038	-	1,418,165	-	-	101,957,203	215
Trade and other current receivables	837,818,682	-	55,314,037	-	-	893,132,719	1,885
Accounts receivable from related companies	33,580,107	-	32,286,017	-	(63,051,975)	2,814,149	6
Inventories	99,842,426	-	820,821	-	-	100,663,247	212
Current tax assets	135,212,150	-	19,633,951	-	-	154,846,101	327

TOTAL CURRENT ASSETS	1,991,131,376	1,119,997,889	138,934,283	-	(63,051,975)	3,187,011,573	6,726

NON-CURRENT ASSETS

Other non-current financial assets	68,864,987	-	-	-	-	68,864,987	145
Other non-current non-financial assets	88,600,532	-	1,023,575	-	-	89,624,107	189
Non-current receivables	475,095,840	-	33,396,161	-	-	508,492,001	1,073
Investments accounted for using the equity method	12,386,913	-	(2,155,139)	-	-	10,231,774	22
Intangible assets other than goodwill	1,146,093,735	-	373,463	-	-	1,146,467,198	2,420
Goodwill	1,394,213,916	-	-	-	-	1,394,213,916	2,943
Property, plant, and equipment, net	7,085,450,855	-	109,678,602	-	-	7,195,129,457	15,187
Investment property	38,331,943	-	-	-	-	38,331,943	81
Deferred tax assets	445,616,696	-	11,156,958	-	-	456,773,654	964

TOTAL NON-CURRENT ASSETS	10,754,655,417	-	153,473,620	-	-	10,908,129,037	23,024

TOTAL ASSETS	12,745,786,793	1,119,997,889	292,407,903	-	(63,051,975)	14,095,140,610	29,750

See notes to the unaudited pro forma condensed consolidated financial information.

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(In thousands of Chilean pesos)	Enersis Historical	Adjustments for Subscription for Shares	Adjustments for Consolidation of Unconsolidated Subsidiaries and Associates	Adjustments for Additional Interests in Consolidated Subsidiaries	Adjustments for Intercompany Eliminations from Unconsolidated Subsidiaries	Pro Forma Consolidated	Pro Forma Consolidated
		(1)	(2)	(3)	(4)		(5)
	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Million US$)
CURRENT LIABILITIES

Other current financial liabilities	642,951,020	-	45,826,803	-	-	688,777,823	1,454
Trade and other current payables	977,054,887	-	54,201,775	-	-	1,031,266,662	2,177
Accounts payable to related companies	155,553,906	-	79,930,651	-	(63,051,975)	172,432,582	364
Other current provisions	87,342,883	-	-	-	-	87,342,883	184
Current tax liabilities	162,109,953	-	12,775,368	-	-	174,885,321	369
Other current non-financial liabilities	87,405,538	-	3,405,163	-	-	90,812,801	192

TOTAL CURRENT LIABILITIES	2,112,429,287	-	196,140,760	-	(63,051,975)	2,245,518,072	4,740

NON-CURRENT LIABILITIES

Other non-current financial liabilities	2,847,453,200	-	32,136,430	-	-	2,879,589,630	6,078
Other non-current payables	12,176,248	-	-	-	-	12,176,248	26
Other long-term provisions	199,892,465	-	4,432,956	-	-	204,325,421	431
Deferred tax liabilities	547,894,417	-	9,297,058	-	-	557,191,475	1,176
Non-current provisions for employee benefits	246,937,212	-	-	-	-	246,937,212	521
Other non-current non-financial liabilities	70,382,831	-	5,077,399	-	-	75,450,230	158

TOTAL NON-CURRENT LIABILITIES	3,924,736,373	-	50,943,843	-	-	3,975,680,216	8,390

TOTAL LIABILITIES	6,037,165,660	-	247,084,603	-	(63,051,975)	6,221,198,288	13,130

EQUITY
Issued capital	2,824,882,835		-	-	-	2,824,882,835	5,963
Increase in capital	-	1,119,997,889	31,786,140	1,692,613,860		2,844,397,889	6,004
Retained earnings	2,343,296,922	-	-	-	-	2,343,296,922	4,946
Share premium	158,759,648	-	-	-	-	158,759,648	335
Other reserves	(1,530,810,682)	-	17,075,025	(957,345,126)	-	(2,471,081,783)	(5,216)
Equity Attributable to Shareholders of Enersis	3,796,128,723	1,119,997,889	48,861,165	735,267,734	-	5,700,255,511	12,032

Non-controlling Interest	2,912,492,410	-	(3,537,865)	(735,267,734)	-	2,173,686,811	4,588

TOTAL EQUITY	6,708,621,133	1,119,997,889	45,323,300	-	-	7,873,942,322	16,620

TOTAL LIABILITIES AND EQUITY	12,745,786,793	1,119,997,889	292,407,903	-	(63,051,975)	14,095,140,610	29,750

See notes to the unaudited pro forma condensed consolidated financial information.

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UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2011

	Enersis Historical	Adjustments for Subscription for Shares	Adjustments for Consolidation of Unconsolidated Subsidiaries and Associates	Adjustments for Additional interests in Consolidated Subsidiaries	Adjustments for Intercompany Eliminations from Unconsolidated Subsidiaries	Pro Forma Consolidated	Pro Forma Consolidated
		(1)	(2)	(3)	(4)		(5)
(In thousands of Chilean pesos]	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$]	(Th Ch$)	(Th Ch$)	(Million US$)

Sales	6,254,252,089	-	223,231,472	-	(13,769,806)	6,463,713,755	13,643
Other operating income	280,628,255	-	3,087,073	-	(66,250)	283,649,078	599
Total Revenues	6,534,880,344	-	226,318,545	-	(13,836,056)	6,747,362,833	14,242

Raw materials and consumable used	(3,538,434,729)	-	(150,189,789)	-	13,614,133	(3,675,010,385)	(7,757)
Contribution Margin	2,996,445,615	-	76,128,756	-	(221,923)	3,072,352,448	6,485

Other work performed by the entity and capitalized	50,173,112	-	-	-	-	50,173,112	106
Employee benefits expenses	(378,552,126)	-	(6,797,728)	-	-	(385,349,854)	(813)
Depreciation and amortization expense	(424,900,036)	-	(7,538,774)	-	-	(432,438,810)	(913)
Reversal of impairment loss (Impairment loss) recognized in the year’s profit or loss	(136,157,459)	-	220,508	-	-	(135,936,951)	(287)
Other expenses	(540,698,397)	-	(12,262,078)	-	221,923	(552,738,552)	(1,167)
Operating Income	1,566,310,709	-	49,750,684	-	-	1,616,061,393	3,411

Other gains (losses)	(4,814,294)	-	22,574	-	-	(4,791,720)	(10)
Financial Income	233,612,869	-	2,607,359	-	-	236,220,228	499
Financial costs	(465,411,363)	-	(5,774,587)	-	-	(471,185,950)	(995)
Share of profit (loss) of associates accounted for using the equity method	8,465,904	-	(249,673)	-	-	8,216,231	17
Share of profit (loss) of associates accounted for using the equity	-	-	113,218	-	-	113,218	-
Foreign currency exchange differences	20,305,690	-	(6,331,397)	-	-	13,974,293	29
Profit (loss) from indexed assets and liabilities	(25,092,203)	-	-	-	-	(25,092,203)	(53)

Net income before tax	1,333,377,312	-	40,138,178	-	-	1,373,515,490	2,898
Income tax	(460,836,692)	-	(13,702,209)	-	-	(474,538,901)	(1,002)
Net Income from continuing operations	872,540,620	-	26,435,969	-	-	898,976,589	1,896
Net income from discontinued operations	-	-	-	-	-	-	-
NET INCOME	872,540,620	-	26,435,969	-	-	898,976,589	1,896
Net Income attributable to
Shareholders of Enersis	375,471,254	-	18,817,057	141,276,053	-	535,564,364	1,130
Non-controlling interests	497,069,366	-	7,618,912	(141,276,053)	-	363,412,225	767
NET INCOME	872,540,620	-	26,435,969	-	-	898,976,589	1,897

Basic earnings per share (6)

Basic earnings per share	11.50	-	102.41	14.44	-	10.91

See notes to the unaudited pro forma condensed consolidated financial information.

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UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

	Enersis Historical	Adjustments for Subscription for Shares	Adjustments for Consolidation of Unconsolidated Subsidiaries and Associates	Adjustments for Additional interests in Consolidated Subsidiaries	Adjustments for Intercompany Eliminations from Unconsolidated Subsidiaries	Pro Forma Consolidated	Pro Forma Consolidated
		(1)	(2)	(3)	(4)		(5)
(In thousands of Chilean pesos)	(Th Ch$)		(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Million US$)

Sales	4,713,328,305	-	136,495,954	-	(7,639,867)	4,842,184,392	10,221
Other operating Income	132,982,245	-	76,992	-	(219,286)	182,839,951	386
Total Revenues	4,896,310,550	-	136,572,946	-	(7,859,153)	5,025,024,343	10,607

Raw materials and consumables used	(2,775,881,439)	-	(105,564,285)	-	7,337,525	(2,874,108,199)	(6,066)
Contribution Margin	2,120,429,111	-	31,008,661	-	(521,628)	2,150,916,144	4,541

Other work performed by the entry and capitalized	36,027,420	-	484,551	-	-	36,511,971	77
Employee benefits expenses	(302,481,117)	-	(5,853,763)	-	-	(308,334,880)	(651)
Depreciation and amortization expense	(331,391,644)	-	(5,215,688)	-	-	(336,607,332)	(710)
Reversal of impairment loss (Impairment loss) recognized in the year’s profit or loss	(22,722,131)	-	32,396	-	-	(22,689,735)	(48)
Other expenses	(372,851,904)	-	(7,691,801)	-	521,628	(380,022,077)	(802)
Operating Income	1,127,009,735	-	12,764,356	-	-	1,139,774,091	2,407

Other gains (losses)	4,199,142	-	47,693	-	-	4,246,835	9
Financial income	122,016,539	-	1,492,168	-	-	123,508,707	261
Financial Costs	(338,726,474)	-	(5,560,005)	-	-	(344,286,479)	(727)
Share of profit (loss) of associates accounted for using the equity method	7,754,143	-	(26,041)	-	-	7,728,102	16
Share of profit (loss) or associates accounted for using the equity method	-	-	76,642	-	-	76,642	-
Foreign currency exchange differences	(14,017,076)	-	(7,362,124)	-	-	(21,379,200)	(45)
Profit (loss) from indexed assets and liabilities	(6,876,024)	-	-	-	-	(6,876,024)	(15)

Net income before tax	901,359,985	-	1,432,689	-	-	902,792,674	1,906
Income tax	(266,950,568)	-	(687,861)	-	-	(267,538,429)	(565)
Net Income from continuing operations	634,409,417	-	744,828	-	-	635,154,245	1,341
Net income from discontinued operations		-	-	-	-	-	-
NET INCOME	634,409,417	-	744,828	-	-	635,154,245	1,341
Net income attributable to
Shareholders of Enersis	264,557,423	-	5,013,520	119,362,189	-	388,933,132	821
Non-controlling interests	359,851,994	-	(4,268,692)	(119,362,189)	-	246,221,113	520
NET INCOME	634,409,417	-	744,828	-	-	635,154,245	1,341

Basic earnings per share (6)

Basic earnings per share	8.10	-	27.29	12.20	-	7.92

See notes to the unaudited pro forma condensed consolidated financial information.

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Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

A.     Basis of Presentation

Contribution of Portfolio Companies’ Share Interests

In the preparation of the unaudited pro forma condensed consolidated balance sheet as of September 30, 2012, it was assumed that the total amount of the Capital Increase would be the amount of Ch$2,844,398 million as approved by shareholders at the ESM of the Company held on December 20, 2012. It is assumed that each of the shareholders contributes to the Capital Increase in proportion to its ownership interest in the Company, and that the share participation that Endesa Spain would contribute in the Capital Increase would be valued at approximately US$3.640 million, which at the exchange rate as of September 30, 2012 (Ch$473.77 per U.S. dollar) equals Ch$1,724,400 million.

For purposes of allocating the above-mentioned value of the In-Kind Contribution in connection with the accounting treatment for non-monetary contributions described below to each of the Portfolio Companies involved in Endesa Spain’s In-Kind Contribution, the average of the weights allocated by each of the three appraisers to each of the Portfolio Companies involved in the valuations was used.

Cash contribution

For the preparation of the unaudited pro forma condensed consolidated balance sheet as of September 30, 2012, it was assumed that the shareholders other than Endesa Spain had subscribed for the shares that would correspond to them in cash (approximately US$2,364 million, or Ch$1,119,998 million), based on the assumed value of the In-Kind Contribution described under “Contribution of Portfolio Companies’ Share Interests” above.

Price of the shares

The unaudited pro forma condensed consolidated financial statements were prepared using the per share subscription price approved by shareholders at the ESM held on December 20, 2012 of Ch$173.

Earnings per share

To determine the pro forma basic earnings per share information in the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2011 and the nine months ended September 30, 2012, the contribution of the Portfolio Companies’ shares has been considered as an increase in the number of shares issued. In accordance with SEC rules on pro forma information, the increase in the number of shares issued due to the cash contribution has not been taken into account in the earnings per share calculation shown on the unaudited pro forma condensed consolidated statements of income.

Accounting treatment for non-monetary contributions:

a)	Contributions of interests in companies currently controlled, directly or indirectly, by Enersis

These contributions were recorded in accordance with the provisions of the International Accounting Standard No. 27 (2008) “Consolidated Financial Statements”, which provides that an increase in the participation in companies which the Company already controls shall be deemed as an equity transaction. This means that the book value of assets and liabilities that are already recorded will not be modified, even if the reasonable value of the transaction differs from them. The acquired non-controlled ownership interests consider the proportion that they represent in the equity of such subsidiary according to the book value consolidated in the Company’s financial statements.

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The difference between the book value and the economic value of the non-controlled ownership interests considered, is directly reflected in Other Reserves in Equity Attributable to Shareholders of Enersis.

b)	Contribution of participation in companies currently either controlled by or with a significant influence from Endesa Spain, which Enersis currently does not control or participate in.

For accounting purposes, these contributions are deemed to be a transaction between entities controlled by the same company, given that these contributions are made by Endesa Spain, which is the parent company of Enersis. Enersis applies the “pooling of interest” method to record this type of transaction, which requires it to maintain the book value of the assets and liabilities contributed to the consolidation and to reflect any difference in Other Reserves in Equity Attributable to Shareholders of Enersis.

The difference between the book value of the net assets that are incorporated to the consolidation arising from this contribution, and the value of the consideration transferred that corresponds to the shares that will be issued in exchange to the economic value considered, is directly reflected in Other Reserves in Equity Attributable to Shareholders of Enersis.

B.	Pro Forma Adjustments

(1)	Adjustments for Subscription for Shares: Reflects the amount of the Capital Increase of US$2,364 million, or Ch$1,119,998 million, that the shareholders can subscribe for in cash (at the exchange rate as of September 30, 2012).

(2)	Adjustments for Consolidation of Unconsolidated Subsidiaries and Associates: Reflects the contribution of US$67 million, or Ch$31,786 million, that would be made by Endesa Spain in the form of the ownership interests in companies which Enersis currently does not control or consolidate. The ownership interests after the contribution are the following: Empresa Eléctrica Cabo Blanco S.A.C. (80%), Generalima SAC S.A. (100%), Inversora Dock Sud S.A. (57.14%), Endesa Cemsa S.A. (55%) and Yacylec S.A. (22.22%).

(3)	Adjustments for Additional Interests in Consolidated Subsidiaries: Reflects the contribution of US$3,573 million, or Ch$1,692,614 million, that would be made by Endesa Spain in the form of the ownership interests in companies which Enersis currently controls and consolidates. The ownership interests after the contribution are the following: Endesa Brasil S.A. (28.48%), Ampla Energía e Serviços S.A. (7.7%), Ampla Investimentos e Serviços S.A. (7.7%), Emgesa S.A. ESP (21.6%), Codensa S.A. ESP (26.7%), Compañía Eléctrica San Isidro S.A. (4.4%), Inversiones Distrilima S.A.C. (34.83%) and Empresa Distribuidora Sur S.A. (6.2%).

(4)	Adjustments for Intercompany Eliminations from Unconsolidated Subsidiaries: Reflects the eliminations for intercompany transactions between the Portfolio Companies that are being consolidated into Enersis’ consolidated financial statements as a result of the In-Kind Contribution and the companies that were historically part of Enersis’ consolidated group.

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Pro Forma Consolidated: For the conversion of amounts in the unaudited pro forma condensed consolidated financial statements to U.S. dollars, the closing exchange rate on September 30, 2012 of Ch$473.77 per U.S. dollar was used.

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